UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Universe Pharmaceuticals Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G9442G104
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [    ] Rule 13d-1(b)
       [X ] Rule 13d-1(c)
       [    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. G9442G104

13G

Page 2 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pura Vida Investments, LLC


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER
0


7.
SOLE DISPOSITIVE POWER

0

8.
SHARED DISPOSITIVE POWER

0

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0


10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.
TYPE OF REPORTING PERSON (see instructions)

 IA







CUSIP No. G9442G104

13G

Page 3 of 7 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Efrem Kamen


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [    ]
(b) [ x ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

 0

6.
SHARED VOTING POWER
0


7.
SOLE DISPOSITIVE POWER

 0

8.
SHARED DISPOSITIVE POWER
0


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0


10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%


12.
TYPE OF REPORTING PERSON (see instructions)

 IN, HC








CUSIP No. G9442G104

13G

Page 4 of 7 Pages

Item 1.

(a)
Name of Issuer

Universe Pharmaceuticals Inc.




(b)
Address of Issuers Principal Executive Offices

265 Jingjiu Avenue
Jinggangshan Economic and Technological Development Zone
Jian, Jiangxi, China 343100


Item 2.

(a)
Name of Person Filing

Pura Vida Investments, LLC
Efrem Kamen
(collectively, the "Filers").




(b)
The address of the principal place of the Filers is located at:

Pura Vida Investments, LLC, 512 West 22nd Street, 7th Floor, New York, NY 10022




(c)
 For citizenship of Filers, see Item 4 of the cover sheet for each Filer.




(d)
Title of Class of Securities

Common Stock




(e)
CUSIP Number

G9442G104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)
[  ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).





(b)
[  ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
[  ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
[  ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



(e)
[X]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);





















CUSIP No. G9442G104

13G

Page 5 of 7 Pages













(g)
[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);





(h)
[  ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
[  ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);





(j)
[  ]
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

(a) Amount beneficially owned:

Pura Vida Investments, LLC 0 shares
Efrem Kamen 0 shares

(b) Percent of class:

Pura Vida Investments, LLC 0%
Efrem Kamen 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

       0

(ii) Shared power to vote or to direct the vote

Pura Vida Investments, LLC 0 shares
Efrem Kamen 0 shares

(iii) Sole power to dispose or to direct the disposition of

       0

(iv) Shared power to dispose or to direct the disposition of

Pura Vida Investments, LLC 0 shares
Efrem Kamen 0 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ?
CUSIP No. G9442G104

13G

Page 6 of 7 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 14, 2023



Pura Vida Investments, LLC


________________________________________
By: /s/ 	Efrem Kamen, Managing Member




CUSIP No. G9442G104

13G

Page 7 of 7 Pages

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Pura Vida Investments, LLC. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.


Dated: February 14, 2023



Pura Vida Investments, LLC



By: /s/ 	Efrem Kamen, Managing Member